UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39937

ZIM Integrated Shipping Services Ltd.
(Exact Name of Registrant as Specified in Its Charter)

9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No ☒

ZIM Integrated Shipping Services Ltd. (hereinafter, the "Company") is filing this Amendment No. 1 to its Form 6-K as filed with the U.S. Securities and Exchange Commission (the "SEC") on March 19, 2026.

On March 19, 2026, the Company published a notice for a special shareholders’ meeting of its shareholders, to be held on April 30, 2026 (the “Special Shareholders’ Meeting”). Item 3 on the agenda for the Special Shareholders’ Meeting is the approval of a compensation policy to the Company as required by Israeli law.

Following receipt of comments from the advisory firm Institutional Shareholders Services Inc. (“ISS”), the Company is proposing an amendment to its proposed compensation policy in item 3 on the agenda for the Special Shareholders’ Meeting, such that in section 10.4 of the policy, the maximum retention bonus that the Company may award to its officers in connection with a going private transaction, will be 12 monthly base salaries of such officers in lieu of 18 monthly base salaries of such officers as proposed prior to this amendment, and the retention bonus will be awarded to the officer subject to meeting a minimum retention period of six months. No other amendments are proposed to the Company’s proposed compensation policy.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM INTEGRATED SHIPPING SERVICES LTD.

By:	/s/ Noam Nativ
Noam Nativ
EVP General Counsel and Corporate Secretary

Date: April 22, 2026

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Proposed Compensation Policy (as amended)